Exhibit (h)(xliv)

Amended and Restated

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of April 30, 2018, as amended and restated as of January 28, 2023, by and between SIRIOS CAPITAL MANAGEMENT, L.P. (the “Adviser”) and FUNDVANTAGE TRUST (the “Trust”), on behalf the Sirios Long/Short Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, interest, extraordinary items, brokerage commissions, fees and expenses attributable to a distribution or service plan adopted by the Trust, dividend and interest expense on short sales of securities and “Acquired Fund Fees and Expenses” (as defined in Form N-1A), do not exceed the levels described below; and

WHEREAS, effective January 28, 2020, the Adviser extended the term of this Agreement for an additional one year period ending April 30, 2021; and

WHEREAS, effective January 28, 2021, the Adviser extended the term of this Agreement for an additional one year period ending April 30, 2022; and

WHEREAS, effective January 28, 2022, the Adviser extended the term of this Agreement for an additional one year period ending April 30, 2023; and

WHEREAS, effective January 28, 2023, the Adviser desires to extend the term of this Agreement for an additional one year period ending April 30, 2024.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from the commencement of operations of the Fund through April 30, 2024, it will reduce its compensation and/or reimburse certain expenses for the Fund to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, interest, extraordinary items, brokerage commissions, fees and expenses attributable to a distribution or service plan adopted by the Trust, dividend and interest expense on short sales of securities and “Acquired Fund Fees and Expenses” (as defined in Form N-1A), do not exceed 1.60% (on an annual basis) of the Fund’s average daily net assets (the “Expense Limitation”).

Fee Recovery. The Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, amounts waived, reduced or reimbursed by the Adviser with respect to the Fund pursuant to this Agreement for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund. The Adviser is permitted to seek recoupment of fees waived or expenses reimbursed are limited to the lesser of (a) the Expense Limitation in effect at the time fees were waived or expenses were reimbursed, or (b) the Expense Limitation in effect at the time of recoupment. No reimbursement will occur unless the Fund’s expenses are below the Expense Limitation

Term. This Agreement shall terminate on April 30, 2024, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amended and Restated Expense Limitation/Reimbursement Agreement to be executed in its name and on its behalf by its duly authorized representative as of January 28, 2023.

FUNDVANTAGE TRUST, on behalf of Sirios Long/Short Fund

By:	/s/ Joel L. Weiss
Joel L. Weiss
President and Chief Executive Officer

SIRIOS CAPITAL MANAGEMENT, L.P.

By:	/s/ John F. Brennan, Jr.
John F. Brennan, Jr.
Managing Director

[Signature Page to Amended and Restated Expense Limitation/Reimbursement Agreement]